SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 5)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TESARO, INC.

(Name of Subject Company (Issuer))

ADRIATIC ACQUISITION CORPORATION,

GLAXOSMITHKLINE LLC

and

GLAXOSMITHKLINE PLC

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Class of Securities)

Lisa DeMarco, Esq.

GlaxoSmithKline

1250 S Collegeville Road/ UP4110

Collegeville, Pennsylvania 19426-0989

Telephone: +1 (610) 917-5045

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George A. Casey

George Karafotias

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,540,024,398.95	$550,250.96

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by adding (a) 55,231,566 shares of common stock of TESARO, Inc. issued and outstanding, multiplied by $75.00, the per share tender offer price, (b) 6,473,806 shares of common stock subject to outstanding stock options with an exercise price less than $75.00 per share, multiplied by $37.124, which is the offer price of $75.00 per share minus the weighted average exercise price for such options of $37.876 per share, and (c) 2,097,645 shares of common stock subject to outstanding restricted stock units, multiplied by $75.00, the per share tender offer price, in each case as of December 10, 2018. The calculation of the filing fee is based on information provided by TESARO, Inc. as of December 10, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	U.S. $550,250.96	Filing Party:	GlaxoSmithKline plc, GlaxoSmithKline LLC and Adriatic Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	December 14, 2018

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14(d)-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 filed with the Securities and Exchange Commission on January 15, 2019, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on December 14, 2018, by: (i) Adriatic Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“GSK LLC”), which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”), (ii) GSK LLC and (iii) Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”) of TESARO, Inc., a Delaware corporation (the “Company”), for $75.00 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 14, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(a) and (a)(1)(b), respectively. The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

This Amendment is being filed on behalf of Parent, GSK LLC and Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Items 1, 4, 6 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

The Offer to Purchase and Items 1, 4, 6 and 11 of the Schedule TO, to the extent Items 1, 4, 6 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

On January 15, 2019, Purchaser extended the Offer to 6:00 P.M., Eastern Time, January 18, 2019, unless further extended. The extension allows for the expiration of the one (1)-month statutory review period contemplated by the German Act against Restraints of Competition, which is scheduled to expire at 11:59 P.M., Central European Time, on January 18, 2019. The extension also allows for the expiration of the four (4) week review period contemplated by the Austrian Cartel Act, which is scheduled to expire at 11:59 P.M., Central European Time, on January 15, 2019.

On January 15, 2019, Parent announced an extension of the Expiration Date of the Offer to 6:00 P.M., Eastern Time, January 18, 2019. The Offer was previously scheduled to expire at one (1) minute past 11:59 P.M., Eastern Time, on January 14, 2019. The Depositary has advised Purchaser that, as of one (1) minute past 11:59 P.M., Eastern Time, on January 14, 2019, 46,743,017 Shares were tendered pursuant to the Offer, which represented approximately 77.2% of the issued and outstanding Shares as calculated in accordance with the Merger Agreement.

Parent, GSK LLC and Purchaser expect the Offer will be consummated promptly following the Expiration Date (as extended hereby), subject to the satisfaction of the remaining conditions to the consummation of the Offer set forth in the Merger Agreement.

The full text of the announcement of the extension is attached as Exhibit (a)(5)(j) to the Schedule TO and is incorporated herein by reference.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs at the end of Section 16. “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase under the heading “Certain Litigation”:

2

On January 11, 2019, a purported stockholder of the Company named John M. Kihm filed an action against the Company pursuant to Section 220 of the DGCL in the Delaware Court of Chancery, captioned Kihm v. Tesaro, Inc., C.A. No. 2019-0022 (the “Kihm Complaint”). The Kihm Complaint seeks inspection of various Company books and records, purportedly to investigate “possible wrongdoing,” in connection with the Company’s negotiation and approval of the proposed Merger as well as the independence of members of the Company Board. In addition to the production of books and records, the Kihm Complaint seeks costs and expenses incurred in this action, including reasonable attorneys’ fees.

The outcome of this lawsuit cannot be predicted with certainty. If additional similar complaints are filed, absent new or different allegations that are material, Parent will not necessarily announce such additional filings.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(j) Stock exchange announcement on the Regulatory News Service issued by Parent on January 15, 2019.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references in the Offer to Purchase (Exhibit (a)(1)(a)), Form of Letter of Transmittal (Exhibit (a)(1)(b)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(c)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(d)) of the Expiration Date of the Offer being “one (1) minute past 11:59 P.M., Eastern Time, on January 14, 2019” are amended and replaced with “6:00 P.M., Eastern Time January 18, 2019.”

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2019

ADRIATIC ACQUISITION CORPORATION

By:	/s/ William J. Mosher
Name:	William J. Mosher
Title:	Vice President and Secretary

GLAXOSMITHKLINE LLC

By:	/s/ William J. Mosher
Name:	William J. Mosher
Title:	Vice President and Secretary

GLAXOSMITHKLINE PLC

By:	/s/ Kevin Sin
Name:	Kevin Sin
Title:	Authorized Representative

EXHIBIT INDEX

(a)(1)(a)	Offer to Purchase, dated December 14, 2018.*

(a)(1)(b)	Form of Letter of Transmittal.*

(a)(1)(c)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(d)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(e)	Summary Advertisement as published in The Wall Street Journal on December 14, 2018.*

(a)(1)(f)	Power of Attorney for Parent dated November 22, 2018.*

(a)(5)(a)	Joint Press Release issued by Parent and the Company on December 3, 2018, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(b)	E-mail, dated December 3, 2018, from Emma Walmsley, Parent’s Chief Executive Officer, to the Company employees, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(c)	Parent Newsflash to all Parent Pharma Employees from Hal Barron & Luke Miles on December 3, 2018, attached as Exhibit (a)(5)(c) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(d)	Parent investor call slides, dated December 3, 2018, attached as Exhibit (a)(5)(d) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(e)	Social media content issued by Parent on December 3, 2018, attached as Exhibit (a)(5)(e) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(f)	Parent Analyst Call on December 3, 2018, attached as Exhibit (a)(5)(f) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(g)	Questions and Answers, attached as Exhibit (a)(5)(g) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(h)	Social media content by Parent on December 4, 2018, attached as Exhibit (a)(5)(h) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(i)	Press release issued by Parent on December 14, 2018.*

(a)(5)(j)	Stock exchange announcement on the Regulatory News Service issued by Parent on January 15, 2019.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated December 3, 2018, among Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K/A filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(2)	Form of Tender and Support Agreement, dated December 3, 2018, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(3)	Mutual Non-Disclosure Agreement, dated August 8, 2018, between GSK LLC and the Company.*

(d)(4)	First Amendment to the Mutual Non-Disclosure Agreement, dated November 8, 2018, between GSK LLC and the Company.*

(d)(5)	3-WAY NON-DISCLOSURE AGREEMENT, dated November 15, 2018, among GSK LLC, the Company and Ajinomoto Althea, Inc. DBA Ajinomoto Bio-Pharma Services.*

(d)(6)	Letter agreement, dated November 23, 2018, between Parent and the Company.*

(d)(7)	Facilities Agreement, dated December 3, 2018, among Parent, Bank of America Merrill Lynch International Designated Activity Company and Bank of America, N.A.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed